News Release	March 8, 2005

YAMANA REPORTS $2.8 MILLION PROFIT
(all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) reports net earnings for the ten month period ended December 31, 2004 of $2.8 million and for the quarter ended December 31, 2004 of $0.8 million. These results compare to net income for the previous twelve month fiscal year ended February 29, 2004 of $1.0 million and net income for the fourth quarter of the previous year of $0.6 million. Basic earnings per share were $0.03 for the fiscal year and $0.01 for the quarter. This compares to net earnings of $0.02 per share of for the previous year and net earnings of $0.01 per share for the corresponding quarter of the previous fiscal year. Sales for the ten month period were $32.3 million. The per share calculations for fiscal year and quarter ended December 31, 2004 are based on weighted average shares outstanding for the periods of 100 million shares and 112 million shares respectively. Pro-forma basic earnings per share for the twelve month period ended December 31, 2004 were $0.04 per share. Yamana changed its year end to December 31 from February 28/29 and the current fiscal year ended December 31, 2004 consists of operations for the ten month period then ended.

Yamana produced 84,231 ounces of gold of which 78,168 ounces was produced from the Fazenda Brasileiro Mine, 2,849 ounces from the Fazenda Nova Mine and 3,214 ounces from the São Francisco pilot plant during the fiscal year ended December 31, 2004 (ten months). A total of 101,295 ounces were produced for the twelve month period ended December 31, 2004 and a total of 24,445 ounces were produced during the quarter ended December 31, 2004. Yamana sold 84,434 ounces of gold of which 79,822 ounces were sold from Fazenda Brasileiro and are reflected in operating earnings for the December year end. The remaining 4,587 ounces were sold from the Fazenda Nova Mine and the São Francisco pilot plant for which proceeds have been capitalized as pre-operating and mine development costs. Expenses for the year include a non-cash expense of $2.2 million of stock–based compensation ($0.02 per share).

Cash flow from operations for the fiscal year was $8.5 million or $0.09 per share. Cash flow from the operations for the quarter was $ 3.6 million representing $0.03 per share and pro-forma cash flow from operations for January and February 2004, excluding movements in working capital is an additional $0.03 per share. During the fiscal year ended December 31, 2004, Yamana completed a financing commitment for $100 million for the construction and development of the Chapada project. In December 2004 Yamana closed an equity financing for gross proceeds of Cdn $91.0 million. The cash balance as of December 31, 2004 was $87.1 million. The company had a working capital surplus of $89.2 million.

Pro-forma results and information are provided primarily for financial market reference to show a full year of operations given the change in year end this year. Pro-forma results assume the combination of earnings and cash flow for the ten month period ending December 31, 2004 with the normalized earnings and cash flow of January and February, 2004 that exclude year-end adjustments made in February that did not relate to the January and February period. The pro-forma results are a non-GAAP (Generally Accepted Accounting Principles) measure and are unaudited. Please see the note on non-GAAP Measures contained at the end of Management’s Discussion and Analysis for the quarter ended December 31, 2004 and contained in the December 2004 annual report.

The interim unaudited financial statements for the ten month period and quarter ended December 31, 2004 follow this announcement.

Change in Year End
The year end of the Company was changed from February 28/29 to December 31. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

For the Period Ending Comparative Period

June Quarter	June 30, 2004(i)	May 31, 2003
September Quarter	September 30, 2004	August 31, 2003
December Year End	December 31, 2004	February 29, 2004
(i) The June quarter is for a four month period.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact
Peter Marrone	Chuck Main
President & Chief Executive Officer	Chief Financial Officer
(416) 815-0220	(416) 945-7354
E-mail: investor@yamana.com	E-mail: cmain@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana’s future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

DECEMBER 2004 QUARTERLY REPORT

(Based on Canadian GAAP and expressed in U.S. dollars, unless otherwise noted)

Highlights

1.

Production for the quarter ended December 31, 2004 from the Fazenda Brasileiro Mine was 20,854 ounces of gold. Average cash costs per ounce for the quarter ended December 31, 2004 at the Fazenda Brasileiro Mine were $246 per ounce and $218 per ounce for the ten month period there ended. Additionally, a total of 2,745 ounces of gold were produced from the Fazenda Nova Mine and 846 ounces were produced from the São Francisco pilot plant for total production of 24,445 ounces of gold for the quarter ended December 31, 2004. Production for the quarter ended February 29, 2004 from the Fazenda Brasileiro Mine consisted of 25,944 ounces of gold at an average cash cost of $216 per ounce and 283 ounces from the São Francisco pilot plant. In addition, inventory as at December 31, 2004, included 13,307 ounces of gold of which 7,050 ounces of contained gold were on the heap leach pads at the Fazenda Nova Mine.

2.	Revenue for the December quarter was $10.3 million from the sale of 23,982 ounces of gold from Fazenda Brasileiro. Revenue for the fiscal year was $32.3 million from the sale of 79,822 ounces of gold.

3.	Net earnings for the December quarter were $0.8 million consisting of operating earnings from Fazenda Brasileiro. Net earnings for the fiscal year were $2.8 million.

4.	Cash flow from operations for the December quarter was $3.6 million or $0.03 per share. Cash flow from operations for the fiscal year end was $8.5 million or $0.09 per share.

5.	The Company raised gross proceeds of $76.1 (Cdn$91.1) million from a share equity offering of 26.4 million common shares at a price of Cdn$3.45 per share on November 9, 2004.

6.

The Company completed a debt financing commitment for $100 million for the construction and development of the Chapada project on December 21, 2004. Funding had not occurred as at the year ended December 31, 2004.

7.	Cash on hand as at December 31, 2004 was $87.1 million.

Production and Costs

Production from the Fazenda Brasileiro Mine for the December 2004 quarter consisted of 20,854 ounces of gold at a cash cost of $246 per ounce. A total of 255,000 tonnes were milled through the CIP circuit during the December quarter at an average recovery rate of 90.5% at the Fazenda Brasileiro Mine. For the twelve month period ending December 31, 2004, Yamana produced 95,080 ounces of gold at an average cash cost of $218 per ounce at the Fazenda Brasileiro Mine. A total of 825,000 tonnes were milled from underground operations and 195,000 tonnes from the open pit for the twelve month period ended December 31, 2004.

Cash costs per ounce of gold produced at Fazenda Brasileiro increased from the September quarter ($225 per ounce) to $246 per ounce largely due to lower head grades from processing lower grade ore from underground operations. Mining of the lower grade material will continue throughout 2005 and part of 2006. Throughout 2005 and 2006 the Company will be gaining access to higher grade ore bodies beneath the existing mine workings. In addition, tonnes sourced from the Canto open pit during the quarter had the effect of lowering recovery rates due to carbonaceous ore.

Net Earnings

Net earnings for the December quarter were $0.8 million. Sales for the fourth quarter consisted of 23,982 ounces of gold and for the ten month period ended December 31, 2004 consisted of 79,822 ounces of gold. Sales for the December quarter were $10.3 million. Inventory as at December 31, 2004 was $5.9 million, an increase in inventory compared to September 30, 2004 of $0.3 million. The average sale price realized during the quarter was $434 per ounce for net revenue of $10.3 million for the quarter. Operations from the Fazenda Nova Mine have been credited against mineral properties as pre-operating activities. Commercial production from Fazenda Nova is expected early fiscal 2005.

Reserves

Summary Reserve and Resource Table (1)

Gold	M&I	Reserve	Inferred
	Ounces	Ounces	Ounces
	(000s)	(000s)	(000s)

Fazenda Brasileiro (underground)	291	178	81
Fazenda Brasileiro (open pit)	119	55	--

	410	233	81
Fazenda Nova	168	147	2
São Francisco (Main ore)	1,164	888	503
São Francisco (ROM ore)	223	151	304

	1,387	1,039	807
São Vicente	161	161	297
Chapada	3,046	2,493	1,226
Santa Cruz / Argentina	90	--	48

Total Ounces	5,262	4,073	2,461

Copper	M&I	Reserve	Inferred
	Pounds	Pounds	Pounds
	(millions)	(millions)	(millions)

Chapada	2,809	2,273	1,394

(1)     Reserve ounces are a subset of M&I ounces. Inferred ounces are in addition to M&I ounces. A table providing a breakdown of reserves and resources is attached.

As at December 31, 2004, Fazenda Brasileiro had proven and probable reserves containing 233,000 ounces of gold of which 178,400 ounces are underground reserves and 54,600 ounces are from open pit. The Company replaced 69% of the 78,000 ounces of gold mined during the fiscal year ended December 2004. Reserves and resources are currently expected to support the operation for an additional four years, producing between 90,000 and 105,000 ounces annually. Through additional near mine exploration efforts, management anticipates the mine life of Fazenda Brasileiro will be increased. Total reserves and resources (excluding inferred resources) at Fazenda Brasileiro as at December 31, 2004 were 410,200 ounces of gold.

Proven and probable reserves for São Francisco contain 1,038,400 ounces of gold. Given the coarse gold effect at São Francisco, there is potential for actual mined grade of ore to exceed the reserve grade in the feasibility study.

Proven and probable reserves for São Vicente contain 161,000 ounces of gold. Yamana is currently undergoing a new feasibility study for São Vicente. A higher reserve estimate might indicate that São Vicente could support a stand-alone mine. Under the original mine plan for São Vicente, treating it on a combined basis with São Francisco, total production is expected to exceed 300,000 ounces of gold in 2006.

Remaining proven and probable reserves for the Fazenda Nova Mine are 147,000 ounces of gold following mining activity since the start of operations. The mine life of Fazenda Nova is currently over 4 years.

Proven and probable reserves for Chapada are 2,493,500 ounces of gold and 2.27 billion pounds of contained copper as at December 31, 2004. The current mine life for the Chapada project is expected to be 19 years.

Reserve and resource estimates are calculated in accordance with National Instrument 43-101 issued by the Canadian Securities Regulatory Authorities.

Future Outlook

The long-term plan of the Company includes reaching an annual production level in excess of 400,000 ounces of gold per year by 2007 plus over 100 million pounds of annual copper production.

During fiscal 2005 it is estimated that the Company will produce between 145,000 – 160,000 ounces of gold at an average total cash cost between $215- 230 per ounce. These estimates exclude any potential production from Sao Vicente, which is currently subject to a feasibility study. Forecast cash costs have assumed a Reais to U.S. Dollar exchange rate of 3.0 to 1.0 which is a more favorable U.S. Dollar exchange rate than the current rate, but inline with Brazilian consensus estimates for the year. If the Reais averages a rate that is stronger than 3:1, this could increase our operating and capital costs expressed in U.S. dollars. In addition, increasing costs of consumables would increase costs above estimates and while this estimate is provided on an annual basis, on a quarter by quarter basis costs may be higher than the annual average.

The Company plans to pursue further mining and exploration opportunities in the mining industry. The Company intends to move swiftly to become a major Brazilian gold producer and explorer and believes that its existing Brazilian properties, together with further acquisitions in Latin America, will give the Company the critical mass necessary to become a mid-tier global gold producer with good exploration prospects.

Development Projects Update

Construction of the Fazenda Nova Mine was completed during the year at a cost of $6.5 million before capitalization of pre-operating costs. Construction was funded from the Company’s existing cash resources. Leaching and smelting of the first gold bar occurred in September 2004. The Fazenda Nova Mine is expected to produce more than 140,000 ounces of gold over the next four years.

The construction of Chapada and São Francisco is underway. The Company is on schedule with contracts for the mine fleet, site preparation and engineering for Chapada. The mills have been ordered and tenders for the EPC contracts are underway. The Company closed a $100 million debt financing commitment in December 2004 for the construction and development of Chapada but this remains undrawn. The remaining capital cost requirements of $78 million for the construction of Chapada will be funded by the company’s existing financial resources. The construction of São Francisco will be funded by the Company’s existing cash resources and cash flow from operations. Capital costs for the construction of São Francisco are estimated at $46.1 million. Production from São Francisco is expected late 2005 and from Chapada in 2007.

Exploration

Rio Itapicuru Greenstone Belt (RIGB)
During 2004 Yamana spent approximately $1.5 million on exploration and doubled the size of its land holdings to 150,000 hectares in the RIGB. Exploration included 375 drill holes totaling more than 15,000 m and the excavation of 70 trenches totaling more than 24,123 m. This work has led to the discovery of eight high priority targets, the Mandacaru, Sapateira, Serra Branca, Ambrosio, Rio de Peixe-Treado, Encantado, Mari and Bonsucesso.

Santa Elina Gold Belt
The Santa Elina Gold Belt is a major crustal shear zone which extends for approximately 600 km in western Brazil and eastern Bolivia. There are some 38 known gold deposits along a 200 km section of the belt which reportedly have historic production totalling more than 2.2 million ounces. Yamana holds approximately 750,000 hectares in the belt and efforts are currently focused in the area between its two operating mines particularly at our Longa Vida, Buriti, São Vicente Deep South conglomerate and São Francisco Deep targets. The Longa Vida target, just 800 m from the São Francisco mine, is a 2 km-long zone that includes a 1 km-long zone with coarse gold-bearing quartz veins. Initial chip samples ranged up to 600 g/t gold and several veins with visible gold were observed. A second chip sampling program included 182 samples over a 1.25 km-section of the zone and assayed up to 46 g/t gold. Plans for Longa Vida include excavating 12 trenches to total approximately 2,000 m and bulk sampling to better define the grade of the mineralization. A 2,400 m diamond drill program to fully define the extent of the zone is also planned.

Key Statistics
(Based on Canadian GAAP and expressed in U.S. dollars, unless otherwise noted)

	(Unaudited)		(Unaudited)
	For the three months ended		For the fiscal year ended
	Dec. 31, 2004	Feb. 29, 2004	Dec. 31, 2004	Feb. 29, 2004
			(10 months)

Gold production (ounces):
Fazenda Brasileiro	20,854	25,944	78,168	56,794
Fazenda Nova	2,745	--	2,849	--
São Francisco pilot plant	846	283	3,214	283

	24,445	26,227	84,231	57,077

Fazenda Brasileiro gold sales	23,982	26,617	79,822	49,989
(ounces)
Fazenda Brasileiro per ounce data:
Average realized gold price	$ 434	$ 407	$ 409	$ 396
Cash costs per ounce produced	$ 246	$ 213	$ 218	$ 216
Fazenda Brasileiro average ore	2.82	3.50	3.13	3.42
grade (g/t)
Fazenda Brasileiro average recovery	90.5	95.3	91.9	95.5
rate (%)
Financial Results (thousands)
Gold sales	$ 10,305	$10,453	$ 32,298	$19,811
Net earnings	$ 804	$ 639	$ 2,783	$ 1,008
Operating cash flow	$ 3,621	$ 3,205	$ 8,536	$ 5,491
Per share data:
Net earnings (basic)	$ 0.01	$ 0.01	$ 0.03	$ 0.02
Net earnings (diluted)	$ 0.01	$ 0.01	$ 0.02	$ 0.02
Operating cash flow	$ 0.03	$ 0.04	$ 0.09	$ 0.13
Weighted average number of	111,737	92,870	100,036	43,674
common shares (thousands)
Financial Position (thousands)	Dec. 31, 2004	Feb. 29, 2004

Cash and cash equivalents	$ 87,054	$34,603
Working capital	$ 88,936	$35,803
Shareholders' equity	$160,309	$81,261

Non-GAAP Measures

The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings as cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Reserves and Resources
December 31, 2004

Mineral Reserves (Proven and Probable)

	Proven			Probable			Total-Proven
	Reserves			Reserves			and Probable

Gold	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t	oz. (000's)	(000's)	(g/t)	oz. (000's)

Fazenda Brasileiro (U/G)	990	2.970	94.5	946	2.758	83.9	1,936	2.866	178.4
Fazenda Brasileiro (O/P)	695	2.440	54.6				695	2.440	54.6

Total Fazenda Brasileiro	1,685	2.751	149.1	946	2.758	83.9	2,631	2.755	232.9
Fazenda Nova				4,986	0.914	146.6	4,986	0.914	146.6

São Francisco (Main Ore)	8,928	0.999	286.8	18,728	0.998	600.9	27,656	0.998	887.7
São Francisco (ROM Ore)	6,762	0.231	50.2	13,414	0.233	100.5	20,176	0.232	150.7

Total São Francisco	15,690	0.668	337.0	32,142	0.679	701.4	47,832	0.675	1,0384
São Vicente				5,220	0.960	161.1	5,220	0.960	161.1

Chapada	17,341	0.324	180.6	279,807	0.257	2,3129	297,148	0.261	2,493.5

Total Gold Reserves	34,7163	0.597	666.7	323,101	0.328	3,4058	357,817	0.354	4,072.5

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)

Chapada	17,341	0.418%	160.0	279,807	0.343%	2,113.2	297,148	0.347%	2,273.2

Mineral Resources (Measured, Indicated and Inferred) (Measured and Indicated include Reserves as outlined above)

		Measured			Indicated			Total - Measured			Inferred
		Resources			Resources			and Indicated			Resources

Gold	Tonnes	Grade	Containe	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)

Fazenda Brasileiro (U/G)	990	2.96	94.5	1,901	3.21	196.7	2,891	3.13	291.2	489	5.15	81.0
Fazenda Brasileiro (O/P)	2,019	1.83	119.0	--	--	--	2,019	1.83	119.0	--	--	--

Total Fazenda Brasileiro	3,009	2.20	213.5	1,901	3.21	196.7	4,910	2.59	410.2	489	5.15	81.0
Fazenda Nova	--	--	--	6,053	0.86	168.5	6,053	0.86	168.5	95	0.50	1.5
São Francisco (Main Ore)	11,522	0.97	362.3	26,062	0.95	801.9	37,584	0.96	1,164.2	22,529	0.69	503.4
São Francisco (ROM Ore)	9,559	0.22	69.4	21,177	0.22	153.2	30,736	0.22	222.6	42,394	0.22	304.4

Total São Francisco	21,081	0.63	431.7	47,239	0.62	955.1	68,320	0.63	1,386.8	64,923	0.38	807.8
São Vicente				5,220	0.96	161.1	5,220	0.96	161.1	11,400	0.81	296.9
Chapada	25,200	0.30	243.1	396,200	0.22	2,802.4	421,400	0.22	3,045.5	250,870	0.15	1,226.0
Santa Cruz / Argentina	--	--	--	206	13.62	90.2	206	13.62	90.2	141	10.60	48.2

Total Gold Resources	49,290	0.56	888.3	456,819	0.29	4,374.0	506,109	0.32	5,262.3	327,918	0.23	2,461.4

Copper	Tonnes	Grade	Containe	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)

Chapada	25,200	0.34%	188.9	396,200	0.30%	2,620.4	421,400	0.302	2,809.3	250,870	0.252	1,393.7

Mineral Reserves and Resources
Chapada’s inferred resources were taken from a Micon International Limited NI 43-101 compliant technical report July 2003. Independent Mining Consultants estimated Chapada’s inferred resources in their report dated February 2004 at 68 million tonnes grading 0.14 g/t gold and 0.2% copper. Mineral reserve and resource estimates presented were prepared by or under the supervision of external consultants as indicated in the table below in accordance with NI 43-101. In estimating the mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods appropriate for each property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates. These external reserve reports have been reviewed by Mel Klohn, Exploration Consultant as “qualified person”, as that term is defined in NI 43-101.

These figures are estimates, however, and no assurance can be given that the indicated amounts of quantities of gold will be produced. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short -term operating factors relating to the mineral reserves could affect the Company’s profitability in any particular accounting period. The corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Corporation’s mineral reserve and resource estimates, other than factors discussed above and in “Risks and Uncertainties” in the Management Discussion and Analysis section of the annual report. Mineral resources which are not mineral reserves have not demonstrated economic viability.

	Mineral Reserves	Mineral Resources	Date	Report

Fazenda Brasileiro	Porfirio Cabaleiro Rodriguez,	Porfirio Cabaleiro Rodriguez,	Jan-05	Estimate of Mineral Reserves
	Geostatistician	Geostatistician
	Geoexplore Consultoria e Servicos	Ltd. Geoexplore Consultoria e
Chapada	Independent Mining Consultants Inc.	Independent Mining Consultants	Aug-04	Feasibility Study
Sao Francisco	Independent Mining Consultants Inc.	Independent Mining Consultants Inc.	Dec-04	Feasibility Study
Sao Vicente	Watts, Griffis and McOuat Limited	Watts, Griffis and McOuat Limited	Jul-03	Preliminary Feasibility Study
Fazenda Nova	Moreno & Associados	Kappes, Cassiday & Associates	Jan-05/Nov-03	Reserve Estimate Update
/Feasibility Study
Santa Cruz / Argentina	Cia Minas, Buenaventura S.A.A.	Jun-04	Internal Resource Study
Mine	Mineral Reserve Cut-off	Gold Price Copper Price	Mineral Resources Cut-off Grade
	(g/t gold; % copper)		(g/t gold; % copper)

Fazenda Brasileiro	1.5	US$350 n/a	1.5
Chapada	$2.43 (1)	US$325 US$0.85	0.15% (2)
São Francisco	0.32 and 0.16	US$350 n/a	0.32 and 0.16
São Vicente	0.30	US$325 n/a	0.30
Fazenda Nova	0.30	US$345 n/a	0.30

(1) Breakeven NSR cutoff vs grade cutoff used. Internal NSR cutoff of $1.93. (2) copper equivalent = [copper (%) + 0.56 x gold (g/t)]

YAMANA GOLD INC.CONSOLIDATED
BALANCE SHEETS
Prepared by management
(In thousands of U.S. dollars)

	December 31, 2004	February 29, 2004
	(Unaudited)	(Unaudited)

ASSETS
Current
Cash and cash equivalents	$87,054	$34,603
Accounts receivable	1,177	1,488
Inventory (Note 3)	5,862	3,848
Advances and deposits	2,068	819

	96,161	40,758
Capital
Property, plant and equipment (Note 4)	18,315	18,237
Assets under construction (Note 5)	12,085	250
Mineral properties (Note 6)	43,292	34,628

	73,692	53,115
Other
Other assets (Note 7)	5,797	75
Further income tax assets (Note 12)	1,456	--

	$177,106	$93,948

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,225	$5,030

Long Term
Asset retirement obligation (Note 8)	4,972	4,943
Future income tax liabilities (Note 12)	4,600	2,714

	16,797	12,687

SHAREHOLDERS' EQUITY
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
122,286,716 common shares (Note 9)
(February 29, 2004 - 95,060,749 shares)	147,407	74,427
Share purchase warrants and other (Note 10)	10,864	8,721
Continued surplus	1,775	633
Refined Earnings (deficit)	263	(2,520)

	160,309	81,261

	$177,106	$93,948

	(Unaudited)		(Unaudited)
	Three months ended		Fiscal year ended
	December 31,	February 29,	December 31,	February 29,
	2004	2004	2004	2004
			(10 months)
				$
SALES	$10,305	$10,453	$32,298	19,811
COST OF SALES	(5,930)	(6,336)	(17,755)	(10,916)
DEPRECIATION, AMORTIZATION AND
DEPLETION	(1,506)	(1,303)	(4,541)	(2,430)
ACCRETION OF ASSET RETIREMENT
OBLIGATION (Note 8)	(174)	(162)	(364)	(162)

MINE OPERATING EARNINGS	2,695	2,652	9,638	6,303
EXPENSES
General and administrative	(2,314)	(1,311)	(5,487)	(3,432)
General exploration	--	(3)	--	(6)
Mineral property and other asset
write-offs	--	(2)	--	(76)
Stock-based compensation (Note 11)	--	(227)	(2,191)	(612)
Foreign exchange gain (loss)	519	(663)	1,848	157
Severance costs	--	(6)	--	(716)

OPERATING EARNINGS (LOSS)	900	440	3,808	1,618
Investment and other business
income	367	289	792	483
Interest and financing (expense)
recovery	--	3	--	(255)

EARNINGS BEFORE TAX	1,267	732	4,600	1,846
INCOME TAX EXPENSE (Note 12)	(463)	(93)	(1,817)	(838)

NET EARNINGS	804	639	2,783	1,008
DEFICIT, BEGINNING OF THE PERIOD	(541)	(3,159)	(2,520)	(3,491)
INTEREST ON CONVERTIBLE NOTES	--	--	--	(37)

RETAINED EARNINGS (DEFICIT), END
OF THE PERIOD	$263	$(2,250)	$263	$(2,250)

BASIC EARNINGS PER SHARE	$0.01	$0.01	$0.03	$0.02
DILUTED EARNINGS PER SHARE	$0.01	$0.01	$0.02	$0.02

Weighted average number of
Shares outstanding (in thousands)	111,737	92,870	100,036	43,674

Note: In the opinion of management of Yamana, all adjustments of a normal recurring nature have been included in these financial statements to provide a fair statement of results for the periods presented. The results of those periods are not necessarily indicative of the results for the full year.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS
OF CASH FLOWS
Prepared by management
(In thousands of U.S. dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Fiscal year ended
	December 31,	February 29,	December 31,	February 29,
	2004	2004	2004	2004
			(10 months)

OPERATING ACTIVITIES
Net earnings for the period	$804	$639	$2,783	$1,008
Asset retirement obligations realized	(82)	--	(237)	--
Items not involving cash
Services paid in common shares (adjustment)	--	(566)	--	272
Depreciation, amortizatio n and depletion	1,506	1,303	4,541	2,430
Stock-based compensation	--	227	2,191	612
Mineral property and other asset write-offs	--	--	--	74
Future income taxes	14	495	430	(324)
Accretion of asset retirement obligation	174	162	364	162
Foreign exchange	(692)	794	(1,792)	(100)
Other	901	--	1,013	819

	2,625	3,054	9,293	4,953
Net change in non-cash working capital	996	151	(757)	538

	3,621	3,205	8,536	5,491

FINANCING ACTIVITIES
Issue of common shares and warrants for cash	76,167	21,630	76,167	61,105
Issue costs	(4,236)	(1,488)	(4,236)	(4,756)
Deferred financing charges (Note 7)	(2,007)	--	(3,049)	--
Interest expense on convertible notes	--	37	--	--

	69,924	20,179	68,882	56,349

INVESTING ACTIVITIES
Business acquisition of Fazenda Brasileiro	--	(933)	--	(22,098)
Expenditures on mineral properties	(4,749)	(2,848)	(11,512)	(4,191)
Acquisition of property, plant and equipment	(627)	(466)	(3,079)	(1,770)
Expenditures on assets under construction	(5,711)	--	(11,965)	--
Other	(354)	--	(531)	--

	(11,441)	(4,247)	(27,087)	(28,059)

INCREASE IN CASH AND CASH EQUIVALENTS	62,104	19,137	50,331	33,781
EFFECT OF FOREIGN EXCHANGE ON NON-U.S
DOLLAR DENOMINATED CASH AND CASH
EQUIVALENTS	984	(794)	2,120	100
CASH AND CASH EQUIVALENTS BEGINNING OF THE
PERIOD	23,966	16,260	34,603	722

CASH AND CASH EQUIVALENTS END OF THE PERIOD	$87,054	$34,603	$87,054	$34,603

Notes to the Unaudited Interim Consolidated Financial Statements
As at December 31, 2004 and for the ten month period ended December 31, 2004 and for the twelve month period ended February 29, 2004 (Tabular amounts in thousands of U.S. dollars)(Unaudited)

1.     Basis of presentation

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada. These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. On August 12, 2003, the outstanding common shares then outstanding were consolidated on the basis of one new common share for 27.86 existing common shares. The share and per share information for the comparative period ended February 29, 2004 is presented as if the consolidation took place March 1, 2003.

Certain amounts for fiscal 2004 have been reclassified to conform with the current year’s presentation.

2.     Change in year end

The Company changed its year end from February 28/29 to December 31. As such year to date figures are for the ten month period ended December 31, 2004 with comparative figures for the twelve month period ended February 29, 2004 and quarterly figures are for the three month period ended December 31, 2004 with comparative figures for the three month period ended February 29, 2004.

3.     Inventory

	December 31,	February 29,
	2004	2004

Metal in circuit and gold in process	$2,729	$155
Ore stockpiles	--	364
Dore inventories	996	1,721
Materials and supplies	2,137	1,608

	$5,862	$3,848

4.     Property, plant and equipment

		December 31,		February 29,
		2004		2004

		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value

Land	$1,053	$--	$1,053	$875
Buildings	8,500	2,061	6,439	7,096
Machinery and equipment	9,196	1,890	7,306	6,616
Vehicles	2,677	543	2,134	2,344
Furniture and office equipment	1,262	304	958	1,033
Computer equipment and software	515	90	425	273

	$23,203	$4,888	$18,315	$18,237

5.     Assets under construction

	December 31,	February 29,
	2004	2004

Fazenda Nova	$6,949	$250
Sao Francisco	1,915	--
Chapada	3,221	--

	$12,085	$250

Construction costs and preproduction revenues and expenses will be transferred to property, plant and equipment and mineral properties for each project upon commencement of commercial production.

6.     Mineral properties

	December 31,	February 29,
	2004	2004

Fazenda Brasileiro (i)	$13,158	$9,212
Santa Elina (ii)	13,319	11,237
Chapada properties	11,523	9,197
Argentine properties	5,036	4,975
Other	256	7

	$43,292	$34,628

(i)     Fazenda Brasileiro

Balance is net of accumulated amortization in the amount of $2.77 million (February 29, 2004 — $1 million).

(ii)     Santa Elina Properties

Balance is net of accumulated amortization in the amount of $0.7 million (February 29, 2004 — $NIL).

7.     Other assets

	December 31,	February 29,
	2004	2004

Deferred financing charges (i)	$5,191	$--
Other	606	75

	$5,797	$75

(i)     Deferred financing changes relate to a $100 million debt financing commitment for the development of the Chapada Gold and Copper project that closed in December 2004. The secured notes are for a term of 6 years and bear interest at an annual rate of 10.95%. Principal is repayable upon maturity of the notes and covenants under the facility have characteristics comparable to high yield debt. The Company may also elect to defer interest payments for the first three years. Under this scenario, the interest note is subject to an additional 150 basis points during the first two years during which the interest is accrued. The Company must drawdown the full $100 million within 180 days of closing. As at March 7, 2005, the Company had not drawn down any monies from this facility. During the year, total fees in the amount of $1.35 million were paid and 2.5 million warrants were issued resulting in the recognition of $2.1 million of deferred financing charges were recognized. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 30%, (iii) risk free interest rate of 3.0% and (iv) expected life of 5 years. Additional fees of $850,000 and 2.5 million warrants are payable only on funding. Additional expenditures of $1.7 million have also been deferred as financing charges for total cash expenditures of $3.049 million incurred in connection with the debt facility for the ten month period ended December 31, 2004. Financing charges will be amortized over the life of the loan upon funding.

8.     Asset retirement obligation

The asset retirement obligation for reclamation and closure costs relates to the costs on acquisition of Fazenda Brasileiro mine, São Vicente project and the Fazenda Nova project calculated as the net present value of estimated future cash flows at a discount rate of 7%.

The following is an analysis of the beginning and year end balance of the asset retirement obligation as at December 31, 2004:

Balance as at February 29, 2004	$4,943
Accretion incurred in the current year	364
Liabilities accrued on Fazenda Nova	316
Liabilities accrued on Fazenda Brasileiro	175
Reduction of estimated liabilities of Fazenda Brasileiro	(920)
Foreign exchange	331
Expenditures in the current year	(237)

Balance as at December 31, 2004	$4,972

9.     Capital stock

(i)     Common share s issued and outstanding

	Number of
	Common Shares	Amount
	(000's)

Balance as at February 29, 2004	95,061	$74,427
Exercise of options and share appreciation rights (1)	41	101
Public offering, net of issue costs (2)	26,377	71,858
Issue of common shares (3)	808	1,021

Balance as at December 31, 2004	122,287	$147,407

1.

The Company issued 41,000 shares to optionees on the exercise of their share options and appreciation rights. Previously recognized compensation expense in the amount of $25,200 on options exercised during the year was charged to share capital with a corresponding decrease to contributed surplus.

2.

In November, 2004, the Company closed a public offering for 26,377,000 common shares at a price of C$3.45 per share for aggregate gross proceeds of $76.1 million (C$91 million) net of $4.2 million of issue costs.

3.	In July, 2004, the Company issued 808,000 common shares to management in connection with previous subscriptions that were approved by the shareholders at the February 2004 annual general meeting.

10.     Share purchase warrants

As at December 31, 2004 there were 43.4 million share purchase warrants outstanding with an average exercise price of Cdn$1.78 and an average outstanding life of 3.87 years.

11.     Stock-based compensation

There were no stock options issued during the three month period ended December 31, 2004.

Yamana accounts for all stock options granted using the fair value based method of accounting, estimating at the time of grant using the Black-Scholes option pricing model with the following assumptions for the options issued during the current fiscal year: (i) dividend yield of 0%, (ii) expected volatility of 50.5%, (iii) risk free interest rate of 3.5% and (iv) expected life of 3 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

As at December 31, 2004, there were 6.66 million stock options outstanding with an average exercise price of Cdn$2.04 and an average outstanding life of 8.28 years. A total of 6.54 million stock options were exercisable as at December 31, 2004.

12.     Income taxes

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the fiscal year financial statements:

	December 31,	February 29,
	2004	2004
	(10 months)

Earnings before income taxes	$4,600	$1,846
Statutory rate	36.12%	38.00%

Expected income tax expense (recovery)	$1,662	$701
Effect of lower tax rates in
foreign jurisdictions	(154)	(503)
Unrecognized tax benefits in Canada
and United States	19	1,364
Non-taxable items	106	(724)
Change in valuation allowance	184	--

Income tax expense	$1,817	$838

Less: current income tax expense	1,387	1,162

Future income tax expense (recovery)	$430	$(324)

(i)     Future income taxes

The temporary differences that give rise to future income tax assets are presented below:

	December 31,	February 29,
	2004	2004

Amounts related to tax loss and credit carry-forwards
in Canada and United States	$7,175	$6,988
Financing costs	3,126	1,474

Net future tax asset	10,301	8,462
Valuation allowance	(8,845)	(8,462)

Future income tax assets	$1,456	$--

The temporary differences that give rise to future income tax liabilities are presented below:

	December 31,	February 29,
	2004	2004

Mineral properties and property,
plant and equipment	$(3,992)	$(3,512)
Asset retirement obligation	621	631
Unrealized foreign exchange gains
on inter-company loans	(1,317)	--
Other	88	167

Future income tax liabilities	$(4,600)	$(2,714)

13.     Supplementary cash flow information

(i)     Supplementary information regarding other non-cash transactions:

	Three months ended		Fiscal year ended
	December 31,	February 29,	December 31,	February 29,
	2004	2004	2004	2004
			(10 months)

Financing Activities
Issue of common shares on exercise
of options and share appreciation
rights	$25	$--	$28	$--
Stock-based compensation on the
exercise of options and share
appreciation rights	$--	$--	$(3)	$--
Reversal of contributed surplus on
previously recognized stock-based
compensation on exercise of options	$(25)	$--	$(25)	$--
Issue of warrants	$2,142	$--	$2,142	$--
Deferred financing charges
on the issue of warrants	$(2,142)	$--	$(2,142)	$--
Issue of common shares for interest and principal
due on convertible notes	$--	$--	$--	$1,529
Issue of common shares for Santa
Elina assets	$--	$171	$--	$18,496
Equity component of convertible notes:
Payment of interest in common shares	$--	--	$--	$(49)
Payment of principal in common shares	$--	--	$--	$(1,480)
Investing Activities
Expenditures on mineral properties, net of tax	$--	$(171)	$--	$(18,496)

14. Segmented information

The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate head office in Canada. Capital assets referred to below consist of land, buildings and equipment, and mineral propertie s.

(i)

	December 31,	February 29,
	2004	2004

Mineral properties and property, plant and equipment
Brazil	$68,163	$47,617
Argentina	5,413	5,376
Canada	116	122

	$73,692	$53,115

(ii)

	Three months ended		Fiscal year ended
	December 31,	February 29,	December 31,	February 29,
	2004	2004	2004	2004
			(10 months)
Mine Revenues
Brazil	$10,305	$10,453	$32,298	$19,811
Argentina	--	--	--	--
Canada	--	--	--	--

	$10,305	$10,453	$32,298	$19,811

15.     Related party transactions

The Company had the following transactions with related parties:

	December 31,	February 29,
	2004	2004
	(10 months)

Pursuant to the reimbursement of third party costs
relating to the Company's financing
and property acquisitions incurred
on behalf of the Company	$--	$438
Legal fees paid to a law firm that had partners who
are either a former director or a former
officer of the Company	$--	$295
Directors fees and consulting fees to
associates thereof (i)	$179	$117
Consulting fees paid to an officer prior to
becoming an officer	$--	$72

(i)     Included in accounts payable and accrued liabilities is 39,133 (February 29, 2004 -$21,586) in this regard.

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

16.     Commitments

Year	2005	2006	2007	2008	2009
Office leases	$333	$298	$261	$ 148	$ --
Fazenda Brasileiro
Operating leases and service contracts	3,161	515	--	--	--
Fazenda Nova
Operating leases and service contacts	2,736	2,481	618	--	--
São Francisco
Construction and service contacts	13,707	--	--	--	--
Chapada
Construction and service contacts	26,999	1,883	--	--	--

	$46,936	$5,177	$879	$ 148	$ --